UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 1 )*
                             -----------------------

                            GARDEN RIDGE CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    36541P104
                                 (CUSIP Number)
                             -----------------------


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                Page 1 of 5 pages

                                       SCHEDULE 13G

CUSIP NO.   36541P104                                      PAGE  2  OF  5  PAGES
         ---------------------------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Three Cities Holding Limited

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]
                                                                         (B) [ ]

3      SEC USE ONLY


4      CITIZENSHIP OR PLACE OF ORGANIZATION

             British Virgin Islands

                      5      SOLE VOTING POWER

      NUMBER OF                    337,342
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

                      6      SHARED VOTING POWER

                                     12,734

                      7      SOLE DISPOSITIVE POWER

                                   337,342

                      8      SHARED DISPOSITIVE POWER

                                     12,734

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             350,076

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES/1/
                                                                             [ ]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             2.0%*

12     TYPE OF REPORTING PERSON/1/

             CO


* PERCENTAGE BASED ON 17,830,764 SHARES SHOWN AS OUTSTANDING AT DECEMBER 9, 1996 ON THE ISSUER'S FORM 10-Q REPORT FOR ITS FISCAL QUARTER ENDED OCTOBER 27, 1996.


--------
/1/   SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:
                  --------------
                  Garden Ridge Corporation


Item 1(b).        Address of Issuer's Principal Executive
                  Offices:
                  ---------------------------------------
                  19411 Atrium Place, Suite 170
                  Houston, Texas  77084


Item 2(a).        Name of Person Filing:
                  ---------------------
                  Three Cities Holding Limited ("TCH")


Item 2(b).        Address of Principal Business Office or, if
                  none, Residence:
                  -------------------------------------------
                  c/o Three Cities Research, Inc.
                  135 East 57th Street
                  New York, New York  10022


Item 2(c).        Citizenship:
                  -----------
                  British Virgin Islands


Item 2(d).        Title of Class of Securities:
                  ----------------------------
                  Common Stock, par value $.01 per share
                  ("Common Stock")


Item 2(e).        CUSIP Number:

                  36541P104


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
                  ------------------------------------------
                  This statement is not filed pursuant to
                  Rule 13d-1(b) or 13d-2(b).



                                Page 3 of 5 pages

Item 4.           Ownership:
                  ---------
                  As of December 31, 1996, the percentage of the Common Stock owned by TCH was less than five percent (see Item 5 below).


Item 5.           Ownership of Five Percent or Less of a
                  Class:
                  --------------------------------------
                  [X] This statement is being filed to report the fact that as of December 31, 1996 and as of the date hereof TCH has ceased to be the beneficial owner of more than five percent of the Common Stock.


Item 6.           Ownership of More than Five Percent on
                  Behalf of Another Person:
                  --------------------------------------
                  Not applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:
                  -------------------------------------------------------------
                  Not applicable


Item 8.           Identification and Classification of
                  Members of the Group:
                  ------------------------------------
                  Not applicable


Item 9.           Notice of Dissolution of Group:
                  ------------------------------
                  Not applicable


Item 10.          Certification:
                  -------------
                  Not applicable





                                Page 4 of 5 pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1997

                                    THREE CITIES HOLDING LIMITED



                                    By: /s/ H. Whitney Wagner
                                       --------------------------------
                                       Name:
                                       Title:



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